FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Reports First Quarter Financial Results

2. Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports First Quarter Financial Results

Tokyo, July 30, 2010—Nomura Holdings, Inc. today reported its consolidated financial results for the first quarter of the fiscal year ending March 31, 2011.

Nomura booked first quarter net revenue of 259.8 billion yen (US$2.94 billion)1, income before income taxes of 6.5 billion yen (US$73 million), and net income attributable to Nomura Holdings of 2.3 billion yen (US$26 million).

“We remained profitable in the quarter despite the difficult market environment. Our retail and asset management businesses reported another quarter of solid results as we accurately responded to the needs of our clients,” said Kenichi Watanabe, President and CEO of Nomura.

“Although revenues in our wholesale business declined due to the adverse market conditions, we saw further growth in our client franchise and flow businesses. Looking ahead, we will continue to build out our revenue base by maintaining our focus on client businesses and supplying liquidity to our clients backed by our robust financial position.”

Retail

Net revenue in Retail was 111 billion yen and income before income taxes was 37.7 billion yen. Retail client assets increased by 1.29 trillion yen as Nomura continued to provide client-focused consulting services and diversified its product offering. Investment trusts saw particularly strong inflows of 438 billion yen. Nomura’s retail client base continued to grow with the number of accounts increasing to 4.89 million.

Asset Management

Net revenue in Asset Management was 18.1 billion yen and income before income taxes was 4.9 billion yen. First quarter net asset inflows were 555 billion yen, representing stronger inflows than each quarter last fiscal year. Mandates from institutional investors outside Japan, primarily for Japanese and Asian equities and global bonds, also increased steadily.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 88.49 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Wholesale

On April 1, Nomura created a new Wholesale division by integrating the Global Markets, Investment Banking, and Merchant Banking divisions. First quarter net revenue in Wholesale was 108.6 billion yen and loss before income taxes was 41.1 billion yen.

Global Markets revenues declined from the prior quarter due to subdued client activity industry-wide and an adverse impact from the tough market environment. However, Nomura continued to make steady progress in its strategy of building out its global client franchise. The number of active clients increased for the fifth straight quarter and client revenues remained robust.

In Investment Banking, a number of deals in the pipeline were postponed due to the adverse market conditions, leading to a decline in revenues. Despite the slower environment, Nomura maintained its leading market share across products in Japan and worked on high-profile cross-border deals. Notably, Nomura advised Grifols, a Spanish company specializing in the hospital-pharmaceutical sector, on its 4 billion dollar acquisition of Talecris, a US-based biotherapeutic company.

Financial position

Nomura maintains a robust financial position and clean balance sheet. As of the end of June, Nomura’s total capital ratio was 23.3 percent and its Tier 1 ratio was 16.9 percent. Nomura had total assets of 33.9 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.1 times and net leverage was 10.1 times. All figures are shown on a preliminary basis.

Ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Approves Share Buyback Program

Tokyo, July 30, 2010—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from August 9, 2010, to September 17, 2010, and have an upper limit of 75 million shares of Nomura Holdings common stock. This translates to a maximum of 50 billion yen and represents 2.0 percent of outstanding shares. The shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights).

As of June 30, 2010, Nomura Holdings had 3,719,133,241 outstanding shares including 44,268,699 shares as treasury stock.

Ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.